Exhibit 4.2
MONRO MUFFLER BRAKE, INC.
2007 STOCK INCENTIVE PLAN
AMENDMENT No. 2
Dated as of September 27, 2007
               WHEREAS, Monro Muffler Brake, Inc. (the “Company”) maintains the Monro Muffler Brake, Inc. 2007 Stock Incentive Plan (the “Plan”) to secure for the Company and its shareholders the benefits of the incentive inherent in increased common stock ownership by members of the Company’s Board of Directors (the “Board”) and employees of the Company;
               WHEREAS, pursuant to Article 11 of the Plan, the Board may amend the Plan provided that any amendment that would (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to employees under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan, shall be subject to the approval of the Company’s shareholders;
               WHEREAS, the Board has received a report from the Compensation Committee (the “Committee”) that it has determined, after consultation with management, PricewaterhouseCoopers and Schulte Roth and Zabel, that the wording in Article 10 of the Plan could be interpreted in a manner that would cause expense to the Company upon an equitable adjustment by the Compensation Committee following a change in the Company’s capitalization;
               WHEREAS, in its report the Committee recommended to the Board that it approve an amendment to Article 10 of the Plan so as to clarify that the Committee is required to make equitable adjustments upon certain enumerated changes in the Company’s capitalization; and
               WHEREAS, the Board believes that the amendment does not require approval of the Company’s stockholders because the amendment will not (i) materially increase the aggregate number of shares which may be issued under the Plan, (ii) materially increase the benefits accruing to employees under the Plan, or (iii) materially modify the requirements as to eligibility for participation in the Plan;
               NOW, THEREFORE, pursuant to and in exercise of the authority retained by the Board under Article 11 of the Plan, the Plan is hereby amended, effective September 27, 2007 to provide as follows:
               4. Article 10, “ADJUSTMENT UPON CHANGES IN CAPITALIZATION,” is replaced in its entirety with the following:
“In the event of any change in the outstanding shares of Common Stock after the Effective Date by reason of any share dividend or split, reorganization, recapitalization, merger, consolidation, spin-off, combination or transaction or exchange of shares or other corporate exchange, or any distribution to shareholders of shares other than regular cash dividends or any transaction similar to the foregoing, the Committee without liability to any person shall make such substitution or adjustment, as to (i) the number or kind of shares or other securities issued or reserved for issuance pursuant to the Plan or pursuant to outstanding Awards, (ii) the option price and/or (iii) any other affected terms of such Awards.”
               5. The Plan, except as otherwise set forth herein, shall remain in full force and effects in all other respects.